NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED DECEMBER 3, 2007

        This Memorandum sets forth the response of National Instruments Corporation (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated December 3, 2007 relating to the Company’s Memorandum of Response dated September 21, 2007, which was submitted in response to the Staff’s letter dated August 21, 2007 regarding executive compensation and other related disclosures in the Company’s definitive proxy statement filed on April 2, 2007 (“Proxy Statement”).

        This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

SEC Comment No. 1

We note that your response to comment 4 of our August 21, 2007 letter. However, it appears that benchmarking to your peer companies plays a significant role in the determination of executive compensation, which would require the identification of these peer companies. In future filings, please identify these companies and/or clarify the nature and extent to which you exercised discretion not to benchmark. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

As discussed with the Staff, the Company utilizes the Radford Survey data as a benchmark but does not benchmark to a peer group of companies. The Company will clarify this further in future filings. The Company does not believe it would be useful to its shareholders to identify by name each of the approximately 250 companies that are covered by the relevant portion of the Radford Survey data utilized by the Company.

SEC Comment No. 2

We note your response to comment 6 of our August 21, 2007 letter. However, to the extent that you believe the disclosure of performance targets and measures would result in competitive harm such that information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

As discussed with the Staff, the Company is submitting a response on a supplemental basis to the Staff in accordance with Rule 83 of the SEC’s Rules on Information and Requests.

General Matters

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

National Instruments Corporation
By: /s/ Alex M. Davern Alex M. Davern Chief Financial Officer and Treasurer